FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October, 2006

Cusac Gold Mines Ltd. (File #0-000000)

(Translation of registrant's name into English)

1600 – 409 Granville Street, Vancouver, BC V6C 1T2

(Address of principal executive offices)

Attachments:

1.

News Release dated October 26, 2006

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X     Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

CUSAC GOLD MINES LTD.

(Registrant)

Date: November 21, 2006

By:

“David H. Brett”

 David H. Brett

Its:

President & CEO

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1600 – 409 Granville St. Vancouver, B.C. V6C 1V5

 FOR IMMEDIATE RELEASE

Phase I Taurus II Drilling Complete

Gold Production On Track

New Table Mountain Drilling Planned

Vancouver, BC, October 26, 2006. David H. Brett, President, Cusac Gold Mines Ltd. (TSX: CQC. OTCBB: CUSIF, the "Company"), reports that the Company has completed Phase I of its Taurus II exploration program, which included 21 diamond drill holes totaling 3,300 meters, and is on track to commence gold production in 2006. The 100% owned Taurus II Project is located on the Company’s Table Mountain Property in Northern BC, 2.5 kilometers south of the 30.4% owned Taurus Project that hosts an inferred resource of 1.04 million ounces.  The drilling was originally designed to test for low-grade, bulk tonnage gold targets indicated by the recent soil survey and trenching anomalies, but the Company has also discovered strong new quartz veins that have significant high-grade gold potential.

A new mineralized quartz vein, the “Oro Vein” has been discovered in the north-east portion of the Taurus II grid.  To date, an east west strike length of 225 meters has been delineated.  The average vein width is 3.7 meters, with the widest intersection measuring 9.9 meters.  The vein is open to depths below 50m where the vein continues to be a strong mineralized structure and to the west.  The Oro Vein’s mineralogy is typical of the known gold producing quartz veins at the Cassiar Gold Camp.    A number of other Taurus II targets were also drilled, and a total of 794 drill core samples were taken, including "standards" and "blank" samples for quality control purposes.  The Company plans to release all Taurus II assay results once they have all been received.

“The new vein is a huge coup for our exploration program this summer.  A methodical approach to exploration using a variety of exploration surveys has led us to a very large potential gold hosting structure” said VP Exploration Lesley Hunt.  “We are very excited about the potential of the Oro Vein.  Typically these veins pinch at depth but we are seeing a large increase in the width of the vein from 25m below the cap to 50m below.”

The Company plans to initiate Phase II of its Taurus II drilling (20 holes) when full assays are received and interpretation of the new drilling is completed.  In the meantime, the Company has outlined a series of drill holes on Table Mountain to test a number of high priority high-grade gold targets.   Five drill holes are planned to test a possible extension of the Rory Vein to the south (“Rory South”).  Drilling is also planned for the Switchback Zone, located 1.5 km north of the Rory Vein.  The Switchback zone is an area of quartz veining and intensely altered volcanics adjacent to the argillite cap where both high grade veins and bulk tonnage gold potential exists.  A series of holes are also planned to test for high grade potential further down dip on previously productive veins.

Gold Production Update

Development of the Rory Vein is progressing well and is expected to supply the mill with ore starting in November, keeping the Company on track to achieve its goal of producing gold prior to the end of 2006.  Mill feed will continue to come primarily from the Rory Vein throughout the 1st Quarter of 2007.  Preliminary development work on the East Bain Vein project is underway, with ore from this structure expected to come online by the second quarter of 2007. A recent test of the Company’s 300 TPD mill has proceeded successfully.  The onsite assay lab is now fully operational, the electrical infrastructure on the property has been retrofitted where necessary, and many other systems on the site have been repaired and refurbished as needed.

“Cusac’s production team has been working very hard to achieve gold production at Table Mountain this year,” said Cusac CEO David Brett.  “We will soon be producing gold for the first time since 1999 and the excitement is growing.”

Garth D. Kirkham, BSc, PGeoph, PGeo, is a Cusac Director and Qualified Person for the technical portion of this News Release under National Instrument 43-101.

Cusac Lists Shares on Frankfurt

Cusac is also pleased to announce that common shares of the Company have commenced trading on the Frankfurt Stock Exchange under the symbol “DCB” (WKN# 867319; ISIN CA2316241074).

The Frankfurt Stock Exchange, which offers fully electronic trading facilities, is the largest of eight German stock exchanges. It ranks amongst NYSE, Nasdaq, and London as one of the world's largest stock exchanges. For more information on the Frankfurt Stock Exchange please visit www.exchange.de.

Cusac Gold Mines, Ltd. is a gold mining company in existence since 1966.  Cusac has a dominant land position in the Cassiar Gold Camp of northern BC, and is re-starting gold production from high-grade quartz veins on Table Mountain.  Cusac also owns over 30% of the low-grade, bulk tonnage, million-ounce resource at the Taurus deposit, and is exploring for more bulk-tonnage, disseminated gold mineralization nearby at its 100% owned Taurus II project.  Please visit our website www.cusac.com for more details.

CUSAC GOLD MINES LTD.

PER:

David H. Brett President & CEO	For Further Information Call: 1-800-670-6570 (Canada) Or 1-800-665-5101 (USA) Email: info@cusac.com Web: www.cusac.com

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Forward Looking Statements

There are forward-looking statements contained herein that are not based on historical fact, including without limitation statements containing the words “believes”, “may”, “plans”, will”, “estimate”, “continue”, “anticipates”, “intends”, “expects” and similar uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements.  Such factors include, among others, Cusac’s exploration results, lack of revenues, additional capital requirements, risks associated with the exploration activity.  These factors should be considered carefully and readers are cautioned not to place undue reliance on such forward-looking statements.  The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments.